CUSIP No. 363547 10 0                                         Page 1 of 10 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )[FN1]

                           Galileo International, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   363547 10 0
                                 (CUSIP Number)

                                  July 30, 1997
              Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is Filed:

         [ ] Rule 13d-1(b)
         [ ] Rule 13d-1(c)
         [X] Rule 13d-1(d)










     --------
          [FN1]The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.




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CUSIP No. 363547 10 0                                         Page 2 of 10 Pages


1)   Name of Reporting Person                            British Airways
     I.R.S. Identification                               plc
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                              (a) [   ]
     if a Member of a Group                                 (b) [ X ]

3)   SEC Use Only

4)   Citizenship or Place                                United Kingdom
     of Organization

Number of                       5)   Sole Voting         7,000,400
Shares Beneficially                  Power               (owned by DSI and
Owned by Each                                            subject to Stock-
Reporting Person                                         holders' Agreement)
With:
                                6)   Shared Voting
                                     Power                       -0-

                                7)   Sole Disposi-       7,000,400
                                     tive Power          (owned by DSI and
                                                         subject to Stock-
                                                         holders' Agreement)

                                8)   Shared Dis-
                                     positive Power              -0-


9)   Aggregate Amount Beneficially                       7,000,400
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                               6.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                              CO




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CUSIP No. 363547 10 0                                         Page 3 of 10 Pages




1)   Name of Reporting Person                            BritAir Holdings
     I.R.S. Identification                               Limited
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [   ]
     if a Member of a Group                              (b) [ X ]

3)   SEC Use Only

4)   Citizenship or Place                                United Kingdom
     of Organization

Number of                       5)   Sole Voting         7,000,400
Shares Beneficially                  Power               (owned by DSI and
Owned by Each                                            subject to Stock-
Reporting Person                                         holders' Agreement)
With:
                                6)   Shared Voting
                                     Power                       -0-

                                7)   Sole Disposi-       7,000,400
                                     tive Power          (owned by DSI and
                                                         subject to Stock-
                                                         holders' Agreement)

                                8)   Shared Dis-
                                     positive Power              -0-


9)   Aggregate Amount Beneficially                       7,000,400
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                              6.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                              CO




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CUSIP No. 363547 10 0                                         Page 4 of 10 Pages



1)   Name of Reporting Person                            BritAir Acquisition
     I.R.S. Identification                               Corp. Inc.
     No. of Above Person
     (Entities Only)
-----------------------------------------------------------------
2)   Check the Appropriate Box                           (a) [   ]
     if a Member of a Group                              (b) [ X ]

3)   SEC Use Only

4)   Citizenship or Place                                Delaware
     of Organization

Number of                       5)   Sole Voting         7,000,400
Shares Beneficially                  Power               (owned by DSI and
Owned by Each                                            subject to Stock-
Reporting Person                                         holders' Agreement)
With:
                                6)   Shared Voting
                                     Power                      -0-

                                7)   Sole Disposi-       7,000,400
                                     tive Power          (owned by DSI and
                                                         subject to Stock-
                                                         holders' Agreement)

                                8)   Shared Dis-
                                     positive Power             -0-


9)   Aggregate Amount Beneficially                       7,000,400
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                              6.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                              CO




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CUSIP No. 363547 10 0                                         Page 5 of 10 Pages



1)   Name of Reporting Person                            Distribution
     I.R.S. Identification                               Systems, Inc.
     No. of Above Person
     (Entities Only)

2)   Check the Appropriate Box                               (a) [   ]
     if a Member of a Group                                  (b) [ X ]

3)   SEC Use Only

4)   Citizenship or Place                                Delaware
     of Organization

Number of                       5)   Sole Voting         7,000,400
Shares Beneficially                  Power               (subject to
Owned by Each                                            Stockholders'
Reporting Person                                         Agreement)
With:
                                6)   Shared Voting
                                     Power                      -0-

                                7)   Sole Disposi-       7,000,400
                                     tive Power          (subject to
                                                         Stockholders'
                                                         Agreement)
                                8)   Shared Dis-
                                     positive Power              -0-


9)   Aggregate Amount Beneficially                       7,000,400
     Owned by Each Reporting Person

10)  Check if the Aggregate
     Amount in Row (9)
     Excludes Certain Shares

11)  Percent of Class
     Represented by                                              6.7%
     Amount in Row (9)

12)  Type of Reporting
     Person                                              CO





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CUSIP No. 363547 10 0                                         Page 6 of 10 Pages

                                  Schedule 13G

Item 1(a) -    Name of Issuer: Galileo International, Inc.

Item 1(b) -    Address of Issuer's Principal Executive Offices:

               9700 West Higgins Road, Suite 400
               Rosemont, Illinois 60018

Item 2(a) -    Name of Persons Filing:

               British Airways plc ("BA")
               BritAir Holdings Limited ("BHL")
               BritAir Acquisition Corp. Inc. ("BAC")
               Distribution Systems, Inc. ("DSI")

          The securities reported herein as being held by the Reporting Persons are directly beneficially owned by DSI. DSI is a wholly-owned subsidiary of BAC, which is a wholly-owned subsidiary of BHL, which is a wholly-owned subsidiary of BA. BAC, BHL and BA may be deemed to indirectly beneficially own the securities owned by DSI.

Item 2(b) -    Address of Principal Business Office:

               Waterside (BEB3(, P.O. Box 365
               Harmondsworth
               West Drayton UB7 0GB
               England

Item 2(c) -    Place of Organization:

               BA and BHL: United Kingdom
               BAC and DSI:  Delaware

Item 2(d) -    Title of Class of Securities:

               Common Stock, $.01 par value ("Common Stock")

Item 2(e) -    CUSIP Number:  363547 10 0

Item 3 -       Statements Filed Pursuant to Rules 13d-1(b) or 13d-
               2(b):

               Not applicable.

Item 4 -       Ownership.

               (a) Amount Beneficially Owned:

               7,000,400 shares of Common Stock (see Item 2(a) above)




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CUSIP No. 363547 10 0                                         Page 7 of 10 Pages

               (b) Percent of Class: 6.7%

               (c) Number of shares as to which such person has:

               (i) sole power to vote or to direct the vote:

               7,000,400 shares of Common Stock, subject to a Stockholders' Agreement dated as of July 30, 1997 by and among the Issuer, certain of its stockholders and certain related parties of such stockholders (the "Stockholders' Agreement")

               (ii) shared power to vote or to direct the vote: -0-

               (iii) sole power to dispose or to direct the disposition of:

               7,000,400 shares of Common Stock, subject to the Stockholders' Agreement

               (iv) shared power to dispose or to direct the disposition of: -0-

               Item 5 - Ownership of Five Percent or Less of a Class:

               Not applicable.

               Item 6 - Ownership of More than Five Percent on Behalf of Another
               Person:

               Not applicable.

               Item 7 - Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
               Company:

               Not applicable.

               Item 8 - Identification and Classification of Members of the
               Group:

               See Exhibit 2.

               Item 9 - Notice of Dissolution of Group: Not applicable.

               Item 10 - Certification: Not applicable.




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CUSIP No. 363547 10 0                                         Page 8 of 10 Pages


Signature:

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            BRITISH AIRWAYS PLC

                                            By /s/ Paul Jarvis
                                            Name:  Paul Jarvis
                                            Title: Assistant Secretary

                                            BRITAIR HOLDINGS LIMITED

                                            By /s/ Gail Redwood
                                            Name:  Gail Redwood
                                            Title: Director

                                            BRITAIR ACQUISITION CORP. INC.


                                            By /s/ Paul C. Jasinki
                                            Name:  Paul C. Jasinki
                                            Title: Secretary

                                            DISTRIBUTION SYSTEMS, INC.


                                            By     Paul C. Jasinki
                                            Name:  Paul C. Jasinki
                                            Title: Secretary


Date: May 3, 1999





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CUSIP No. 363547 10 0                                         Page 9 of 10 Pages


                                                                       EXHIBIT 1

                                  AGREEMENT OF
                              BRITISH AIRWAYS PLC,
                            BRITAIR HOLDINGS LIMITED
                         BRITAIR ACQUISITION CORP. INC.
                                       AND
                           DISTRIBUTION SYSTEMS, INC.
                            PURSUANT TO RULE 13d-1(k)


          The undersigned hereby agree that the Information Statement on
Schedule 13G to which this Agreement is annexed as Exhibit 1 is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


                                            BRITISH AIRWAYS PLC

                                            By /s/ Paul Jarvis
                                            Name:  Paul Jarvis
                                            Title: Assistant Secretary

                                            BRITAIR HOLDINGS LIMITED

                                            By /s/ Gail Redwood
                                            Name:  Gail Redwood
                                            Title: Director

                                            BRITAIR ACQUISITION CORP. INC.


                                            By /s/ Paul C. Jasinki
                                            Name:  Paul C. Jasinki
                                            Title: Secretary

                                            DISTRIBUTION SYSTEMS, INC.


                                            By     Paul C. Jasinki
                                            Name:  Paul C. Jasinki
                                            Title: Secretary


Date: May 3, 1999




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CUSIP No. 363547 10 0                                        Page 10 of 10 Pages
                                                                       EXHIBIT 2

                        Identification and Classification
                             of Members of the Group

          DSI is a Delaware company and wholly-owned subsidiary of BAC. BAC is a Delaware company and wholly-owned subsidiary of BHL. BHL is a United Kingdom company and wholly-owned subsidiary of BA. BA is a United Kingdom company.